UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2011

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.
(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Information

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (the “Company”) contains the Company’s unaudited financial results for its fiscal year 2011 third quarter and nine months ended January 31, 2011.   A copy of the press release issued by the Company announcing such financial results is attached to this report as Exhibit 99.1.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects¨, “can¨, “continue¨, “could¨, “estimates¨, “intends¨, “may¨, “plans¨, “potential¨, “predict¨, “should¨ or “will¨ or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Report on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Report on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

Plastec Technologies, Ltd.
Unaudited Consolidated Balance Sheets

	As of January 31, 2011	As of April 30, 2010
	HK$’000	HK$’000
ASSETS

Current Assets
Cash and cash equivalents	220,514	151,304
Trade receivables, less allowance for doubtful amounts of HK$ nil as of January 31, 2011 and April 30, 2010	267,525	242,097
Inventories	125,437	74,298
Deposits, prepayment and other receivables	8,641	11,714
Total current assets	622,117	479,413

Property, plant and equipment, net	535,005	458,725
Prepaid lease payments, net	26,643	27,934
Other assets	12,649	11,420

Total assets	1,196,414	977,492

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Bank borrowings	186,985	113,976
Capital leases	7,145	9,762
Trade payables	143,166	136,014
Other payables and accruals	69,571	52,244
Tax payable	36,252	18,678
Dividend payable	-	60,000
Total current liabilities	443,119	390,674

Capital leases	572	5,570
Deferred tax liabilities	15,156	15,156

Total liabilities	458,847	411,400

Plastec Technologies, Ltd.
Unaudited Consolidated Balance Sheets (cont’d)

	As of January 31, 2011	As of April 30, 2010
	HK$’000	HK$’000

Commitments and contingencies

Shareholders’ equity
Preferred shares (US$0.001 par value; 1,000,000 shares authorised, none issued and outstanding)	-	-
Ordinary shares (US$0.001 par value; 100,000,000 shares authorised, 9,246,351 and 7,054,583 shares issued and outstanding as of January 31, 2011 and April 30, 2010 respectively)	72	55
Additional paid-in capital	170,032	113,413
Accumulated other comprehensive income	8,106	7,888
Retained earnings	559,357	444,736
Total Plastec Technologies, Ltd. shareholders’ equity	737,567	566,092

Total liabilities and shareholders’ equity	1,196,414	977,492

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Income and Comprehensive Income

	For the 3 months ended				For the 9 months ended
	January 31,				January 31,
	2011		2010		2011		2010
	HK$'000 (except per share amounts)		HK$'000 (except per share amounts)		HK$'000 (except per share amounts)		HK$'000 (except per share amounts)
Revenues		327,976		229,648		1,000,578		714,017
Cost of revenues		(262,661)		(192,679)		(804,296)		(586,661)
Gross profit		65,315		36,969		196,282		127,356

Selling, general and administrative expenses		(20,882)		(15,257)		(57,990)		(46,928)
Other income, net		4,075		1,244		4,670		2,736
Loss on disposal of property, plant and equipment		(28)		(39,055)		(956)		(39,852)
Income from operations		48,480		(16,099)		142,006		43,312

Interest expense, net		(454)		(690)		(4,417)		(2,104)
Income before income tax expense		48,026		(16,789)		137,589		41,208

Income tax expense		(4,298)		(2,557)		(12,968)		(7,890)
Net income attributable to Plastec Technologies, Ltd.		43,728		(19,346)		124,621		33,318

Other comprehensive income (loss)
Net income (loss)		43,728		(19,346)		124,621		33,318
Foreign currency translation difference		(35)		1,410		218		1,702
Comprehensive income (loss) attributable to Plastec Technologies, Ltd.		43,693		(17,936)		124,839		35,020

Weighted average number of ordinary shares		8,174,291		7,054,583		7,427,819		7,054,583
Weighted average number of diluted ordinary shares		8,174,291		7,054,583		7,427,819		7,054,583

Basic earnings/(losses) per share attributable to Plastec Technologies, Ltd.	HK$	5.35	HK$	(2.74)	HK$	16.78	HK$	4.72

Diluted earnings/(losses) per share attributable to Plastec Technologies, Ltd.	HK$	5.35	HK$	(2.74)	HK$	16.78	HK$	4.72

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Equity

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Total equity
	Shares	Amount
		HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Balance at May 1, 2009	7,054,583	55	113,413	6,132	430,429	550,029

Net income for the year	-	-	-	-	44,307	44,307
Dividend declared and approved	-	-	-	-	(30,000)	(30,000)
Cumulative translation adjustment	-	-	-	1,756	-	1,756

Balance at April 30, 2010 and at May 1, 2010	7,054,583	55	113,413	7,888	444,736	566,092

Recapitalisation in connection with the merger	2,191,768	17	56,619	-	-	56,636
Net income for the period	-	-	-	-	124,621	124,621
Dividend declared and approved	-	-	-	-	(10,000)	(10,000)
Cumulative translation adjustment	-	-	-	218	-	218

Balance at January 31, 2011	9,246,351	72	170,032	8,106	559,357	737,567

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Cash Flows

	For the 9 months ended
	January 31,
	2011	2010
	HK$'000	HK$'000
Operating activities:
Net income	124,621	33,318
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	104,933	91,250
Gain on disposal of prepaid lease payments	(3,798)	-
Loss on disposal of property, plant and equipment	956	39,852
Unrealised loss on derivative financial instruments	2,288	-
Changes in operating assets and liabilities:
Trade receivables	(25,428)	(49,768)
Inventories	(51,139)	(2,130)
Deposits, prepayment and other receivables	3,073	(1,727)
Trade payables	7,152	5,091
Other payables and accruals	13,516	12,100
Tax payables	17,574	612

Net cash provided by operating activities	193,748	128,598

Investing activities:
Purchase of property, plant and equipment	(171,511)	(120,379)
Proceeds from disposal of prepaid lease payments	3,926	-
Proceeds from disposal of property, plant and equipment	1,925	-
Deposits for purchase of property, plant and equipment	(12,650)	(4,603)

Net cash used in investing activities	(178,310)	(124,982)

Financing activities:
Net cash inflow from the Merger transaction	58,160	-
Proceeds from bank borrowings	376,019	172,601
Repayment of bank borrowings	(303,010)	(142,497)
Repayment of capital leases	(7,615)	(15,232)
Dividends paid	(70,000)	(20,000)

Net cash provided by/(used in) financing activities	53,554	(5,128)

Plastec Technologies, Ltd.
Unaudited Consolidated Statements of Cash Flows (Cont’d)

	For the 9 months ended
	January 31,
	2011	2010
	HK$'000	HK$'000

Net increase (decrease) in cash and cash equivalents	68,992	(1,512)
Cash and cash equivalents, beginning of period	151,304	95,039
Effect of exchange rate changes on cash and cash equivalents	218	1,676

Cash and cash equivalents, end of period	220,514	95,203

Supplemental disclosure of cash flow information:

Income taxes paid	4,606	7,277

Interest paid	2,205	2,148

Plastec Technologies, Ltd.
Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”).  The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period.  Actual results could differ from those estimates.

Plastec Technologies, Ltd. (the “Company”), formerly known as “GSME Acquisition Partners I” (“GSME”), is a Cayman Islands exempted company that was formed on March 27, 2008, for the purpose of acquiring an operating business that has its principal operations located in the People Republic of China through a merger, share exchange, asset acquisition, plan of arrangement, recapitalization, reorganization or similar business combination, or control of such operating business through contractual arrangements.  On December 16, 2010, the Company consummated the transactions contemplated by the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010, as amended, pursuant to which, among other things, Plastec International Holdings Limited (“Plastec”) became a wholly owned subsidiary of the Company.   In connection with the merger, the Company changed its name to Plastec Technologies, Ltd. and changed its fiscal year end from October 31 to April 30, in order to coincide with Plastec’s fiscal year end.

The merger was accounted for as a recapitalization with Plastec being considered the accounting acquirer in the merger.  The consolidated financial statements are a continuation of the financial statements of Plastec.  The assets and liabilities of GSME are recognized at their carrying amounts at the date of the consummation of the merger and no goodwill or other intangible assets are recognized.  The equity of the combined entity recognized at the date of the consummation of the merger represents the equity balance of Plastec together with the deemed proceeds from the recapitalization determined as described above.  However, the equity structure presented in the consolidated financial statements (number and values of the equity instruments issued) reflects the equity structure of the legal parent, GSME.  The result of operations of GSME was consolidated with Plastec’s beginning on the date of the consummation of the merger.  Unless otherwise indicated, references to the “Company” refer to Plastec Technologies, Ltd. and its direct and indirect wholly owned subsidiaries.

Results of Operations

Operating results for the third quarter ended January 31, 2011 compared to the third quarter ended January 31, 2010

Revenue for the third quarter ended January 31, 2011 increased by 42.8% to HK$328.0 million compared to the corresponding period in last year due to the ramp up of new projects from major customers and an expansion of manufacturing capacity to accommodate such growth in sales.

Gross profit increased 76.7% to HK$65.3 million mainly due to economies of scale, improved productivity, products mix and effective overall cost control, offset by increased labor cost and overheads.

Total selling, general and administrative expenses increased by 36.9% to HK$20.9 million. This was in line with the increase in revenue due to increases in sales commission and delivery expenses, whereas exchange loss, arising mainly from depreciation of the HKD against RMB, was reported to HK$1.0 million compared to HK$0.03 million in the corresponding period in last year.  Legal and professional fees, which increased to HK$1.5 million compared to HK$0.1 million compared to the corresponding period in last year, was as a result of merger transaction costs.  Loss on disposal of property, plant and equipment was HK$0.03 million compared to HK$39.1 million in the corresponding period in last year which was due to the loss related to the closure of a Company’s manufacturing plant in Shenzhen, China in December 2009.

As a result of the above factors, the Company achieved net income after tax of HK$43.7 million in the third quarter ended January 31, 2011, compared to a loss of HK$19.3 million in the corresponding period in last year which was due to the above loss on disposal of property, plant and equipment in the corresponding period.

Operating results for the nine months ended January 31, 2011 compared to the nine months ended January 31, 2010

Revenue for the nine months ended January 31, 2011 increased by 40.1% to HK$1,000.6 million compared to corresponding period in last year due to increased sales from the Company’s major customers supported by the expanded manufacturing capacity.  Gross profit increased 54.1% to HK$196.3 million as a result of economies of scale and effective overall cost control.

Total selling, general and administrative expenses increased by 23.6% to HK$58.0 million which was in line with the increase in revenue. This included a HK$0.3 million exchange gain compared to a HK$0.3 million exchange loss in the corresponding period in last year.  Legal and professional fees increased to HK$2.6 million compared to HK$0.6 million as a result of direct transaction costs of Plastec for the merger transaction.  Loss on disposal of property, plant and equipment decreased to HK$1.0 million compared to HK$39.9 million in the corresponding period in last year primarily as a result of a loss related to the closure of a Company’s manufacturing plant in Shenzhen, China in the same corresponding period in last year.

Interest expense (net), which included a HK$2.3 million loss on fair values of two interest rate swaps the Company entered into during the period, increased to HK$4.4 million compared to HK$2.1 million in the corresponding period in last year.  Excluding the loss on fair values of the two interest rate swaps, the Company’s interest expense (net) were HK$2.1 million, which was comparable to the corresponding period in last year as a result of increased bank borrowings offset by reduced borrowing interest rates in the prevailing market.

As a result of the above factors, the Company achieved net income after tax of HK$124.6 million in the nine months ended January 31, 2011 compared to HK$33.3 million in last comparative period, or achieved a growth of 274.2%.

Balance sheet positions as at January 31, 2011 compared to April 30, 2010

Total assets increased by HK$218.9 million to HK$1,196.4 million as at January 31, 2011 from HK$977.5 million, which were mainly attributed to a HK$76.3 million increase in property, plant and equipment, a HK$51.1 million increase in inventories, and a HK$25.4 million increase in trade receivables.  Cash and cash equivalents also increased to HK$220.5 million from HK$151.3 million which included the net proceeds from the aforementioned merger transaction of HK$58.2 million.  Approximately HK$76.8million was disbursed from GSME’s trust account established in connection with its initial public offering after payment to converting shareholders in the consummation of the merger.  After payment of approximately HK$18.6 million of transaction related expenses of GSME, including the payment of an additional US$0.3 per share to converting shareholders that was originally to come from a line of credit established in connection with GSME’s initial public offering, the net proceeds from the merger transaction was approximately HK$58.2 million.

Total liabilities increased by HK$47.4 million as at January 31, 2011 to HK$458.8 million, which were mainly attributed to an increase in bank borrowings.  Bank borrowing as at January 31, 2011 were HK$187.0 million compared to HK$114.0 million as at April 30, 2010.  The increase in bank borrowing was to finance the Company’s working capital purposes as well as capital expenditures.  At the same time, capital leases decreased to HK$7.7 million as at January 31, 2011 from HK$15.3 million as at April 30, 2010.

Cashflow analysis

The Company has relied primarily upon internally generated funds and bank borrowings to finance its operations and expansion.

For the nine months ended January 31, 2011, the Company had generated HK$69.0 million cash inflow, including HK$58.2 million net proceeds from the merger transaction, as compared to HK$1.5 million cash outflow in the same corresponding period in last fiscal year.  The increases, excluding the net proceeds from the merger transaction, were mainly attributed to net cash provided by operating activities of HK$193.7 million generated from the increased net income, offsetting net cash used in investing activities of HK$178.3 million for the purchase of property, plant and equipment including the new buildings construction in the Company’s Shenzhen plant in China as well as dividend payment of HK$70.0 million (compared to dividend payment of HK$20.0 million in the same corresponding period in last fiscal year) as a condition for the completion of the merger.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties.  The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements.  Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity.  The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

Changes in Registrant’s Certifying Accountant

On April 13, 2011, the Audit Committee (“Committee”) of the Company’s Board of Directors approved the dismissal of Crowe Horwath LLP (“Crowe”) and the engagement of BDO Limited (“BDO”) as the principal accountant to audit the Company’s financial statements.

Crowe’s report on the financial statements for the years ended October 31, 2010 and 2009 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the two most recent fiscal years and through April 13, 2011, there were no disagreements with Crowe on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Crowe, would have caused Crowe to make reference to the subject matter of the disagreements in connection with its report.

During the two most recent fiscal years and through April 13, 2011, there were no “reportable events” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

The Company provided Crowe with a copy of the disclosures made in this Report of Foreign Private Issuer on Form 6-K prior to its filing.  The Company requested Crowe to furnish a letter addressed to the Commission, attached hereto as Exhibit 15, stating whether it agrees with such disclosures, and, if not, stating the respects in which it does not agree.

During the two most recent fiscal years and the interim period preceding the engagement of BDO, the Company did not consult BDO regarding either: (i) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on the Company's financial statements, and either a written report was provided to the Company or oral advice was provided that BDO concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or a “reportable event” (as described in paragraph 304(a)(1)(v) of Regulation S-K).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

	By:	/s/ Kin Sun Sze-To
	Name:	Kin Sun Sze-To
	Title:	Chief Executive Officer

Dated: April 13, 2011